EXHIBIT 21

SUBSIDIARIES OF SOTHEBY’S

As of December 31, 2008, the significant subsidiaries of Sotheby’s which are wholly owned except where indicated are as follows:

JURISDICTION OF INCORPORATION
Sotheby’s	Delaware
Sotheby’s Financial Services, Inc.	Nevada
SPTC, Inc.	Nevada
SPTC Delaware, LLC	Delaware
Sotheby’s Fine Art Holdings, Inc.	Delaware
Fine Art Insurance Ltd.	Bermuda
Sotheby’s Inc.	New York
Oatshare Limited	United Kingdom
Sotheby’s	United Kingdom
Sotheby’s Global Trading Company GmbH	Switzerland
Sotheby’s Asia, Inc.	Michigan

Other than the subsidiaries listed above, the Registrant has 23 directly and indirectly controlled domestic subsidiaries and 38 directly and indirectly controlled foreign subsidiaries.